Exhibit 99.13

CONSENT OF  R. PETTER

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral reserve estimates for the Sao Francisco Mine;

2.	Information relating to the mineral reserve estimates of the San Andres Mine;

3.	The technical report dated February 2008, entitled “Sao Francisco Mine – Serra de Borda Mineracao e Metalurgia (SBMM), National Instrument 43-101 Technical Report” (the “Sao Francisco Report”);

4.	The technical report dated August 20, 2007, entitled “Technical Report on the Gualcamayo Property – San Juan Province, Argentina” (the “Gualcamayo Technical Report”); and

5.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Sao Francisco Mine, the Sao Francisco Report, the San Andres Mine, the Gualcamayo Technical Report and the properties described therein.

Date: March 31, 2008

/s/ Renato Petter
Name: Renato Petter, P Eng.
Title: Technical Services, Yamana Gold Inc.